UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2017

001-36000

(Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

5 HaCharoshet St., Raanana,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

xtl biopharmaceuticals reports first quarter 2017 FINANCIAL results & provides CLINIcAL and Operational UPDATE

RAANANA, Israel - (June 15, 2017) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing treatments for autoimmune diseases, today announced financial results for the quarter ended May 30, 2017 and provided an update on the development program for its lead drug candidate hCDR1.

“Q1 2017 included a number of major accomplishments for XTL, as we continued to lay the foundation for the advancement of hCDR1 towards a global Phase 2 trial designed to have a high likelihood of success based on prior clinical study findings in lupus (SLE)" said Josh Levine, CEO of XTL. "Lupus has a large unmet clinical need, with few satisfactory treatment options and with recent failures in late stage clinical studies with the notable exception of the recent successful Phase 2 in Lupus Nephritis of Voclosporin being developed by Aurinia Pharmaceuticals. Toward that end, we raised more than $5 million from new and existing investors. We also strengthened our Board of Directors with the addition of our largest shareholder, Mr. Alex Rabinovich, who holds more than 20% of XTL’s shares and who participated in our latest fundraising. In addition, we unveiled additional preclinical data which demonstrated the role of hCDR1 as a potential treatment for Sjögren’s syndrome (SS). This new data has the potential to significantly increase the market size for hCDR1 in a second indication and further supports the findings found in previous clinical studies performed on lupus. Finally, we strengthened the intellectual property of our lead asset, hCDR1, by filing patents on the dosing of our drug for lupus and for the treatment of SS.

Clinical and Operational Update

▪	The Company raised a total gross amount of approximately $5.3 million during the first quarter of 2017 through a public offering to US institutional investors and a private placement with existing investors. The transactions included the issuance of ADSs and unregistered warrants to purchase ADSs.

▪	The Company recently appointed Mr. Alex Rabinovitch as a member of the Company's board of directors. Mr. Rabinovitch is a leading investor in XTL holding over 20% of its outstanding shares. He replaced Mr. David Bassa, who served as a director for 7 years. Both he and Mr. Bassa participated in the private placement noted above.

▪	XTL generated new in-vitro data from studies evaluating cells obtained from serum samples of patients with SS demonstrating that incubation with hCDR1 resulted in a significant reduction of gene expression of four pathogenic cytokines known to be involved in SS and lupus (including B-lymphocyte stimulator or BLyS), as well as upregulation of an immunosuppressive gene and a marker for activity of regulatory T cells. These data correspond to some of the in vitro data obtained in studies testing serum samples from patients with SLE. SS impacts more than twice the number of people as SLE does in the U.S. and represents a significant unmet therapeutic need. Two patent applications have been filed with the U.S. Patent and Trademark Office for hCDR1 in the treatment of SS.

▪	Based on hCDR1’s well known mechanism of action and favorable safety profile, XTL can pursue an accelerated clinical development path for the treatment of Sjogren’s syndrome.

2

▪	We added two leading experts in rheumatology, Robert Fox, MD and Simon Bowman, MD, to the Company’s clinical advisory board to help guide a planned Phase II trial to evaluate hCDR1 for the treatment of SS.

Financial Overview

XTL reported approximately $6.8 million in cash and cash equivalents as of March 31, 2017 an increase of $4.8 million since December 31, 2016. These funds will be used to advance the hCDR1 clinical program for the treatment of SLE and SS and to identify additional assets to add to the XTL portfolio.

Research and development expenses for the quarter ended March 31, 2017 were $23 thousand compared to $233 thousand for the corresponding period in 2016. During the first quarter ended March 31, 2016, development activities included the completion of the trial design for the planned Phase 2 trial of hCDR1 for the treatment of SLE and production of the drug product for that trial. Such development activities did not repeat during the first quarter ended March 31, 2017.

General and administrative expenses for the three months ended March 31, 2017 were $304 thousand compared to $369 thousand for the corresponding period in 2016. The change resulted mainly from decreases in salaries and expenses relating to employees (including stock-based compensation expenses), investor relations and insurance costs.

Finance expenses, net for the three months ended March 31, 2017 were $650 thousand compared to finance income, net amounted to $25 thousand for the corresponding period in 2016. The difference is driven primarily by issuance costs related to the warrants granted to investors in the aforementioned fundraising transactions and revaluation of those warrants amounting to $346 and $318 thousand, respectively and from fluctuation in exchange rates amounting to $11 thousand.

XTL reported an operating loss for the quarter ended March 31, 2017 of $327 thousand compared to $602 thousand for the corresponding period in 2016 reflecting decreased spending on research and development and general and administrative expenses. The Company reported a total net loss for the period ended March 31, 2017 of approximately $977 thousand or $0.003 per share, compared to approximately $577 thousand or $0.002 per share in the corresponding period in 2016. The increased total net loss is driven primarily by the costs related to the issuance and revaluation of warrants as described above.

3

XTL Biopharmaceuticals, Ltd. and Subsidiaries

(USD in thousands)

Consolidated Statements of Financial Position - Selected Data

	As of
	March 31,
	2017	2016
Cash, cash equivalents	$6,755	$3,109
Other current assets	651	527
Non-current assets	390	1,122
Total assets	7,796	4,758

Current liabilities	$544	$372
Non-current liabilities	3,750	-
Total shareholders’ equity	3,502	4,386

XTL Biopharmaceuticals, Ltd. and Subsidiaries

(USD in thousands, except per share amounts)

Consolidated Statements of Comprehensive Income - Selected Data

	For the three months ended
	March 31,
	2017	2016

Research and Development expenses	$(23)	$(233)
General and administrative expenses	(304)	(369)
Operating Loss	$(327)	(602)

Finance income	$17	27
Finance expenses	(667)	(2)
Finance income (expenses), net	$(650)	25

Total loss	$(977)	(577)

Other comprehensive income:
Items that may be reclassified to profit or loss:
Changes in the fair value of available-for-sale financial assets	$(3)	27
Other comprehensive income	$(3)	27

Total comprehensive loss for the period	$(980)	$(550)

Basic and diluted loss per share (in U.S. dollars):
From continuing operations	$(0.003)	$(0.002)

Weighted average number of issued ordinary shares	334,180,518	273,646,688

4

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (full article).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F/A filed with the U.S. Securities and Exchange Commission on April 4, 2017.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 15, 2017	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

6